Exhibit 4.8

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
DESCRIPTION OF CAPITAL STOCK

The following summary sets forth the material terms of our securities. The following summary is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Charter and the amended and restated bylaws, of which a copy of each is filed as an exhibit to the Annual Report on Form 10-K of which this description forms a part. We urge you to read the Charter and our amended and restated bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

Our Charter authorizes the issuance of 635,000,000 total shares, consisting of (a) 625,000,000 shares of Common Stock, and (b) 10,000,000 shares of preferred stock. 50,035,824 shares of Common Stock were issued and outstanding as of December 31, 2023. No shares of preferred stock are outstanding as of the date of this Annual Report on Form 10-K.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of the Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of our preferred stock, the holders of the Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by our board of directors in accordance with applicable law. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future.

Liquidation

Subject to the rights and preferences of any holders of any shares of any outstanding series of our preferred stock, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to our stockholders shall be distributed among the holders of the then outstanding the Common Stock pro rata in accordance with the number of shares of the Common Stock held by each such holder.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Common Stock.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter and the amended and restated bylaws (the “Bylaws”) limit the liability of our directors and provide for the indemnification of our current and former officers and directors, in each case, to the fullest extent permitted by Delaware law.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Charter and Bylaws. The Charter and Bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions.

In connection with the Closing, CleanTech purchased a tail policy with respect to liability coverage for the benefit of former CleanTech officers and directors. We will maintain such tail policy for a period of no less than six (6) years following the Closing.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Certain Anti-Takeover Provisions of Delaware Law; Charter and Bylaws

The Charter and Bylaws contain, and the General Corporate Law of the State of Delaware (“DGCL”) contains, provisions, as summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the Board’s ability to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of the Company not approved in advance by the Board.

Special Meetings

The Charter provides that special meetings of the stockholders may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Advance Notice of Director Nominations and New Business

The Bylaws state that in order for a stockholder to propose nominations of candidates to be elected as directors or any other proper business to be considered by stockholders at the annual meeting, such stockholder must, among other things, provide notice thereof in writing to the secretary at the principal executive offices of Nauticus within the time periods set forth in the Bylaws. Such notice must contain, among other things, certain information about the stockholder giving the notice (and the beneficial owner, if any, on whose behalf the nomination or proposal is made) and certain information about any nominee or other proposed business. Stockholder proposals of business other than director nominations cannot be submitted in connection with special meetings of stockholders.

The Bylaws allow the presiding officer at a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Certain amendments to the Charter require the affirmative vote of at least 66⅔% of the voting power of all shares of our Common Stock then outstanding. The Charter provides that the Board is expressly authorized to adopt, amend or repeal the Bylaws and that our stockholders may amend certain provision of the Bylaws only with the approval of at least 66⅔% of the voting power of all shares of our Common Stock then outstanding. These provisions make it more difficult for stockholders to change the Charter or Bylaws and may, therefore, defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to amend the Charter or Bylaws or otherwise attempting to influence or obtain control of the Company.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. The Charter does not provide for cumulative voting. The prohibition on cumulative voting has the effect of making it more difficult for stockholders to change the composition of the Board.

Classified Board of Directors

The Charter provides that the Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. The terms of Class I, Class II and Class III directors end at our 2026, 2024 and 2025 annual meetings of stockholders, respectively. Directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board and require a longer time period to do so. The Charter provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. As a result, in most circumstances, a person can gain control of the Board only by successfully engaging in a proxy contest at two or more meetings of stockholders at which directors are elected.

Removal of Directors; Vacancies

The Charter and Bylaws provide that, so long as the Board is classified, directors may be removed only for cause and only upon the affirmative vote of holders of at least 66⅔% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Therefore, because stockholders cannot call a special meeting of stockholders, as discussed above, stockholders may only submit a stockholder proposal for the purpose of removing a director at an annual meeting. The Charter and Bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office or by a sole remaining director. Therefore, while stockholders may remove a director, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of such removal.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. The Charter and Bylaws preclude stockholder action by written consent. This prohibition, combined with the fact stockholders cannot call a special meeting, as discussed above, means that stockholders are limited in the manner in which they can bring proposals and nominations for stockholder consideration, making it more difficult to effect change in our governing documents and the Board.

Warrants

As of the date of this Annual Report on Form 10-K, 8,625,000 Public Warrants are outstanding. Each whole Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the completion of the Business Combination. However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants is not effective within 120 days following the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to an available exemption from exemption under the Securities Act. The Public Warrants will expire on the fifth anniversary of our completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Private Warrants, as well as any warrants underlying the additional Units we issued to officers, directors or their affiliates in payment of working capital loans made to us, are identical in all material respects to the Public Warrants underlying the public Units except that (i) each Private Warrant is exercisable for one share of Common Stock at an exercise price of $11.50 per share, and (ii) such Private Warrants will be exercisable for cash (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. The Private Warrants purchased by CleanTech Investments will not be exercisable more than five years from July 14, 2021, in accordance with FINRA Rule 5110(g)(8), as long as Chardan Capital Markets, LLC or any of its related persons beneficially own these private warrants.

Concurrent with the Closing and pursuant to the Securities Purchase Agreement, Nauticus issued 2,922,425 warrants to certain investors (the “SPA Warrants”) which was later increased to 15,800,000 pursuant to the provisions of the SPA Warrants and subsequent transactions entered into by Nauticus and the holders thereof. The SPA Warrants are immediately exercisable upon issuance and entitle the registered holder to purchase one share of Common Stock at a price of $0.0001. If a registration statement covering the shares of Common Stock issuable upon exercise of the SPA Warrants is not effective upon the registered holder’s election to exercise their SPA Warrants, the registered holder may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise their SPA Warrants on a cashless basis pursuant to an available exemption from exemption under the Securities Act. The SPA Warrants will expire ten years after their initial issuance date, or earlier upon redemption or liquidation.

Redemption

We may call the outstanding Public Warrants for redemption (excluding the Private Warrants and SPA Warrants but including any warrants already issued upon exercise of the unit purchase option), in whole and not in part, at a price of $0.01 per warrant:

•at any time after the Public Warrants become exercisable,

•upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

•if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants, however, such redemption may occur at a time when the redeemable warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our Common Stock had your Warrants remained outstanding. Historical trading prices for our Common Stock have not exceeded the $16.50 per share threshold at which the Public Warrants would become redeemable. However, this could occur in connection with or after the closing of the Business Combination.

In the event we determined to redeem our Public Warrants, holders of redeemable Public Warrants will be notified of such redemption as described in our warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, dated July 14, 2021 (the “Warrant Agreement”). Specifically, in the event that we elect to redeem all of the redeemable Warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the redeemable Warrants to be redeemed at their last addresses as they appear on the Warrant Register. Any notice mailed in the manner provided in the Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable Warrants will be notified of such redemption via posting of the redemption notice to DTC.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our common shares at the time the Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of Common Stock to be issued and thereby lessen the dilutive effect of a warrant redemption.

We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Warrants after the Business Combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the Private Warrants and their permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

The Warrants were issued in registered form under the Warrant Agreement which provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. In addition, if we issue additional shares of Common Stock or equity- linked securities for capital raising purposes in connection with the closing of the Business Combination at a newly issued price of less than $9.20 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by our Board and, in the case of any such issuance to our initial stockholders or their affiliates, without taking into account any founder shares or private warrants held by them, as applicable, prior to such issuance), the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price and the $16.50 per share redemption trigger price described below under will be adjusted (to the nearest cent) to be equal to 165% of the market value (the volume weighted average trading price of the Common Stock during the 20 trading day period starting on the trading day prior to the consummation of the Business Combination).

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable for cash, and we will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants is current and the shares of Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants, and we will not be required to settle any such warrant exercise. If the prospectus relating to the shares of Common Stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the Warrants may have no value, the market for the Warrants may be limited, and the Warrants may expire worthless.

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.99% or 9.99% (or such other amount as a holder may specify) of Common Stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Contractual Arrangements with respect to the Certain Warrants

We have agreed that so long as the Private Warrants are still held by the initial purchasers or their affiliates, we will not redeem such warrants, and we will allow the holders to exercise such warrants on a cashless basis. However, once any of the foregoing warrants are transferred from the initial purchasers or their affiliates, these arrangements will no longer apply. Furthermore, because the private warrants were issued in a private transaction, the holders and their transferees are allowed to exercise the private warrants for cash even if a registration statement covering the shares of Common Stock issuable upon exercise of such Warrants is not effective and receive unregistered shares of Common Stock.

Our Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004.

Listing of Securities

Our Common Stock and Warrants are listed on Nasdaq under the symbols “KITT” and “KITTW”.